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                             August 9, 2021

       Kenneth A. Brause
       Chief Financial Officer
       Burford Capital Limited
       Oak House
       Hirzel Street
       St. Peter Port GY1 2NP
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 24,
2021
                                                            File No. 001-39511

       Dear Mr. Brause:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Notes to the consolidated financial statements
       Note 2: Basis of preparation and principal accounting policies Valuation Policy on Capital Provision Assets, page 118

   1. You disclose that in a small number of instances, you have the benefit of a secondary sale of a portion of an
asset and that you then factor the market evidence into your valuation process. In the second
paragraph on page 63 you disclose that the use of your sale of a portion of your
Petersen capital provision asset in June 2019, that was used to value your
                                                        YPF assets at year-end
2019, "does not imply that these assets will henceforth be carried based on trading in the
secondary market for the Petersen interests." Please provide us your analysis
explaining why the value of your YPF assets did not change from year-end
                                                        2019 to year-end 2020.
In your response, address the following:
 Kenneth A. Brause
Burford Capital Limited
August 9, 2021
Page 2
                Tell us whether you considered any transactions in the secondary market for the
              Petersen asset in your valuation at December 31, 2020.
                Tell us whether there were any transactions in the secondary market for the Petersen asset during 2020. If so, tell us the transparency of pricing information.
                Explain your consideration to use secondary market transactions of others to value your YPF assets given the measurement principle in IFRS 13.9 to derive a price received to sell an asset in an orderly transaction between market participants at the measurement date. Address each of the elements of IFRS 13.B2.
Note 10: Asset management income, page 131

2. Please provide us your analysis supporting why you apparently fully constrain the variable consideration associated with your performance fee income for each of your funds with a
         "European" structure. In your response, specifically address the following:
             Tell us why you recognize none of the estimated $30 million you would expect to collect on the performance of the Partners II and III funds if those funds were to be liquidated at their net asset values today.
             Given the performance metrics you disclose on page 38, tell us the likelihood that all the assets in the Partners II and III funds will incur adjudication losses sufficient to offset the entire estimated $30 million in performance fees from the preceding bullet to warrant full constraint of this variable consideration. In this regard, it appears that you may have sufficient information to ascertain potential losses and that some amount of these fees can be reasonably estimated as the amount that is highly probable that a significant reversal in the amount of cumulative revenue (including the amount of regular management fees) will not occur.
             Tell us the amount of regular management fee income recognized through December
             31, 2020 for each of the Partners II and III funds.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 with any questions.



FirstName LastNameKenneth A. Brause                             Sincerely,
Comapany NameBurford Capital Limited
                                                                Division of
Corporation Finance
August 9, 2021 Page 2                                           Office of
Finance
FirstName LastName